# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: XCF Global, Inc., CIK 0002019793
CUSIP: 98400U103
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 3040 POST OAK BLVD., FLOOR 18 SUITE 164, HOUSTON, Texas (TX), 77056
Date of event which requires filing of this statement: 06/06/2025
Filed by CIK 0002106590
Persons authorized to receive notices and communications: Samuel E. Whitley, 24285 Katy Freeway, Suite 300, Katy, Texas (TX), 77494, 2812060434

## Reporting persons
- GL Part SPV II, LLC (CIK 0002106590): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 27,479,983; shared voting power 0; sole dispositive power 27,479,983; shared dispositive power 0; aggregate amount beneficially owned 27,479,983 (6.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: XCF Global, Inc.
Address of issuer's principal executive offices: 3040 POST OAK BLVD., FLOOR 18 SUITE 164, HOUSTON, Texas (TX), 77056

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of the following persons:

GL Part SPV II, LLC ("GL II"), a company whose address is 30 N Gould St., Ste. R, Sheridan, WY 82801. GL II's primary business is investing in XCF and other companies involved in the sustainable aviation fuel business. GL II has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).
Residence or business address:
This Schedule 13D is being filed on behalf of the following persons:

GL Part SPV II, LLC ("GL II"), a company whose address is 30 N Gould St., Ste. R, Sheridan, WY 82801. GL II's primary business is investing in XCF and other companies involved in the sustainable aviation fuel business. GL II has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).
Present principal occupation or employment:
This Schedule 13D is being filed on behalf of the following persons:

GL Part SPV II, LLC ("GL II"), a company whose address is 30 N Gould St., Ste. R, Sheridan, WY 82801. GL II's primary business is investing in XCF and other companies involved in the sustainable aviation fuel business. GL II has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).
Criminal convictions in the last five years:
This Schedule 13D is being filed on behalf of the following persons:

GL Part SPV II, LLC ("GL II"), a company whose address is 30 N Gould St., Ste. R, Sheridan, WY 82801. GL II's primary business is investing in XCF and other companies involved in the sustainable aviation fuel business. GL II has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).
Civil proceedings (securities laws) in the last five years:
This Schedule 13D is being filed on behalf of the following persons:

GL Part SPV II, LLC ("GL II"), a company whose address is 30 N Gould St., Ste. R, Sheridan, WY 82801. GL II's primary business is investing in XCF and other companies involved in the sustainable aviation fuel business. GL II has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).
Citizenship:
This Schedule 13D is being filed on behalf of the following persons:

GL Part SPV II, LLC ("GL II"), a company whose address is 30 N Gould St., Ste. R, Sheridan, WY 82801. GL II's primary business is investing in XCF and other companies involved in the sustainable aviation fuel business. GL II has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On June 6, 2025, 20,588,185 shares were acquired by the Reporting Person pursuant to the Business Combination Agreement entered into by and among XCF, Focus Impact BH3 Acquisition Company, Focus Impact BH3 Newco, Inc., Focus Impact BH3 Merger Sub 1, LLC, and Focus Impact BH3 Merger Sub 2, Inc.

On September 14, 2026, 6,891,798 shares were acquired by the Reporting Person pursuant to a Common Stock Purchase Warrant.

## Item 4. Purpose of Transaction
Purpose of transaction:
GL II has the right to acquire warrants to purchase up to $99,000,000 of additional shares of XCF Class A Common Stock until December 31, 2026. The price for each warrant is set forth in the Warrant Purchase Agreement entered into between GL II and XCF on July 16, 2026. Each warrant is exercisable on a paid or cashless basis at $2.50 per share.

The Reporting Persons may purchase and sell common stock of XCF in their sole discretion and at such times as they deem convenient, subject to applicable law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a) The information contained in Rows 11 and 13 of the Reporting Person's cover page to this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5. GL II beneficially owns 27,479,983 shares of XCF common stock. Such information does not include any shares of common stock underlying additional warrants that GL II may purchase, since the amount of warrants to be acquired and the price applicable thereto is unknown at this time.
Number of shares as to which each person has sole or shared power to vote or dispose: (b) The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto), and in Items 2 and 3, are incorporated by reference into this Item 5. GL II beneficially owns 27,479,983 shares of XCF common stock. Such information does not include any shares of common stock underlying additional warrants that GL II may purchase, since the amount of warrants to be acquired and the price applicable thereto is unknown at this time.
Transactions in the class effected during the past sixty days: (c) On September 14, 2026, GL II entered into a Common Stock Purchase Warrant with XCF to purchase 6,891,798 shares of XCF?s Series A Common Stock, par value $0.0001 per share.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On July 16, 2026, GLI entered into a Warrant Purchase Agreement with XCF giving GL II the right to acquire a total of up to $100,000,000 in warrants to acquire additional shares of XCF Class A Common Stock until December 31, 2026. The price for each warrant is set forth in the Warrant Purchase Agreement. Each warrant is exercisable on a paid or cashless basis at $2.50 per share.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of XCF.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Warrant Purchase Agreement dated July 16, 2026

## Signatures
- GL Part SPV II, LLC: Majique Ladnier, Majique Ladiner, sole member (09/15/2026)